                                                                    Exhibit 99.1


                        BE SEMICONDUCTOR INDUSTRIES N.V.
                     QUARTERLY REPORT FOR THE QUARTER ENDED
                                  JUNE 30, 2006

                                      INDEX

PART I. Financial Information..................................................1

   ITEM 1 - UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS..............1

Total liabilities and shareholders' equity.....................................3

Cash and cash equivalents at end of the period.................................5

   ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS.........................................17

Results of Operations.........................................................19

PART II. OTHER INFORMATION....................................................31

PART I.  FINANCIAL INFORMATION

ITEM 1 - UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

--------------------------------------------------------------------------------------------------------------------------------
                                                        THREE MONTHS ENDED JUNE 30,                   SIX MONTHS ENDED JUNE 30,
                                         ---------------------------------------------------------------------------------------
                                                  2005           2006          2006           2005           2006          2006
                                                  EURO           EURO       USD (1)           EURO           EURO       USD (1)
                                           (unaudited)    (unaudited)   (unaudited)    (unaudited)    (unaudited)   (unaudited)
--------------------------------------------------------------------------------------------------------------------------------
Net sales...............................        36,960         49,794        63,632         73,597         94,322       120,534
Cost of sales...........................        24,537         28,791        36,792         50,908         56,266        71,902
                                         ---------------------------------------------------------------------------------------
Gross profit ...........................        12,423         21,003        26,840         22,689         38,056        48,632

Selling, general and administrative
  expenses..............................        10,223         11,354        14,509         19,446         21,326        27,252
Research and development expenses.......         4,867          4,519         5,775         10,166          8,883        11,352
Restructuring charges...................         1,718            (15)          (19)         1,718           (255)         (326)
Amortization of intangible assets.......           931            752           961          2,154          1,507         1,926
                                         ---------------------------------------------------------------------------------------
Total operating expenses................        17,739         16,610        21,226         33,484         31,461        40,204

Operating income (loss).................        (5,316)         4,393         5,614       (10,795)          6,595         8,428

Other income............................            --          1,216         1,554              -          1,216         1,554
Interest expense, net...................          (708)          (772)         (987)        (1,280)        (1,518)       (1,940)
                                         ---------------------------------------------------------------------------------------
Income (loss) before taxes and
  minority interest.....................        (6,024)         4,837         6,181        (12,075)         6,293         8,042
Income tax expense (benefit)............        (1,506)          (101)         (129)        (3,019)           297           380
                                         ---------------------------------------------------------------------------------------
Income (loss) before minority interest..        (4,518)         4,938         6,310         (9,056)         5,996         7,662

Minority interest.......................           (15)           (59)          (75)            (9)           (80)         (102)
                                         ---------------------------------------------------------------------------------------
Net income (loss).......................        (4,533)         4,879         6,235         (9,065)         5,916         7,560
                                         =======================================================================================

Net income (loss) per share -- basic....         (0.14)          0.15          0.19          (0.28)          0.18          0.23

Net income (loss) per share -- diluted..         (0.14)          0.13          0.17          (0.28)          0.17          0.22

Weighted average number of shares
used to compute net income (loss) per
share -- basic..........................    32,728,502     32,762,932    32,762,932     32,685,765     32,750,638    32,750,638
--------------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares
used to compute net income (loss) per
share -- diluted........................    32,728,502     41,883,956    41,883,956     32,685,765     41,838,703    41,838,703
--------------------------------------------------------------------------------------------------------------------------------


1) See Note 1 of "Notes to Consolidated Financial Statements".

  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                           CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------
                                                                DECEMBER 31,              JUNE 30,
                                                                        2005                  2006
                                                              ---------------------------------------------
                                                                        EURO          EURO         USD (1)
                                                                               (UNAUDITED)     (UNAUDITED)
-----------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents.....................................        72,950        70,523          90,122
Accounts receivable...........................................        31,456        39,662          50,684
Inventories...................................................        53,779        59,562          76,114
Other current assets..........................................        12,737        15,077          19,267
                                                              ---------------------------------------------
TOTAL CURRENT ASSETS..........................................       170,922       184,824         236,187

Property, plant and equipment.................................        40,398        38,201          48,817
Goodwill......................................................        68,864        66,356          84,796
Other intangible assets.......................................        14,619        12,945          16,543
Deferred tax assets...........................................         1,359         4,952           6,328
Other non-current assets......................................         4,874         4,632           5,919
                                                              ---------------------------------------------
TOTAL ASSETS..................................................       301,036       311,910         398,590
===========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable to banks.......................................          5,693         2,964           3,788
Current portion of long-term debt and capital leases.........         15,457        17,364          22,189
Accounts payable.............................................         14,916        17,891          22,863
Accrued liabilities..........................................         17,663        19,786          25,285
                                                              ---------------------------------------------
TOTAL CURRENT LIABILITIES....................................         53,729        58,005          74,125

Convertible notes............................................         46,000        46,000          58,783
Other long-term debt and capital leases......................         15,636        17,790          22,734
Deferred tax liabilities.....................................            821           715             914
Other non-current liabilities................................          3,261         3,330           4,255
                                                              ---------------------------------------------
TOTAL NON-CURRENT LIABILITIES................................         65,718        67,835          86,686

MINORITY INTEREST............................................            178           245             313

TOTAL SHAREHOLDERS' EQUITY...................................        181,411       185,825         237,466
                                                              ---------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...................        301,036       311,910         398,590
===========================================================================================================

1) See Note 1 of "Notes to Consolidated Financial Statements".

  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

----------------------------------------------------------------------------------------------------------------
                                                                                      SIX MONTHS ENDED JUNE 30,
                                                                           2005            2006            2006
                                                                           EURO            EURO          USD(1)
                                                                    (unaudited)     (unaudited)     (unaudited)
----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)...............................................         (9,065)          5,916           7,560
Adjustments to reconcile net loss to net cash provided
    by operating activities:
Depreciation of property, plant and equipment...................          2,841           2,630           3,361
Amortization of intangible assets...............................          2,154           1,507           1,926
Deferred income tax benefits....................................         (1,881)         (2,112)         (2,699)
Loss (gain) on disposal of equipment............................             95             (14)            (18)
Translation of debt in foreign currency.........................           (579)            466             596
Minority interest...............................................             11              79             101
Amortization of debt issuance costs.............................            135             170             217
Share based payments............................................             --             129             165
Other non-cash items............................................             --          (1,216)         (1,554)

Effects of changes in assets and liabilities:
Decrease (increase) in accounts receivable......................          1,123          (8,629)        (11,027)
Decrease (increase) in inventories..............................          1,002          (7,009)         (8,957)
Decrease (increase) in other current assets.....................          1,095          (2,472)         (3,159)
Increase (decrease) in accrued liabilities......................         (5,655)          3,612           4,616
Increase (decrease) in accounts payable.........................         (3,890)          3,332           4,258
                                                                    --------------------------------------------
Net cash used in operating activities...........................        (12,614)         (3,611)         (4,614)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures............................................         (4,490)         (1,286)         (1,643)
Proceeds from sale of assets and liabilities....................              -           1,000           1,278
Proceeds from sale of equipment.................................            640             340             434
Acquisition of subsidiaries, net of cash acquired...............        (61,862)             --              --
                                                                    --------------------------------------------
Net cash provided by (used in) investing activities.............        (65,712)             54              69

CASH FLOW FROM FINANCING ACTIVITIES:
Payments of bank lines of credit................................        (12,585)         (2,617)         (3,344)
Payments on long-term debt and capital leases...................         (5,448)         (1,830)         (2,339)
Proceeds from long-term debt and capital leases.................         11,658           6,031           7,707
Proceeds from issuance of convertible notes, net
  of expenses ..................................................         43,726              --              --
                                                                    --------------------------------------------

Net cash provided by financing activities.......................         37,351           1,584           2,024

Net decrease in cash and cash equivalents.......................        (40,975)         (1,973)         (2,521)
Effect of changes in exchange rates on cash
  and cash equivalents..........................................            646            (454)           (580)
Cash and cash equivalents at beginning of the
  period........................................................        106,573          72,950          93,223
                                                                    --------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD..................         66,244          70,523          90,122
================================================================================================================

1) See Note 1 of "Notes to Consolidated Financial Statements".


  See accompanying notes to these condensed consolidated financial statements.

                        BE SEMICONDUCTOR INDUSTRIES N.V.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying unaudited condensed consolidated financial statements have been prepared by the Company without audit and reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods presented. The statements have been prepared in accordance with the regulations of the United States Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States ("US GAAP"). These unaudited condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the SEC on April 3, 2006. The results of operations for the three month period ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ended December 31, 2006.

      The accompanying unaudited condensed consolidated financial statements are, solely for the convenience of the reader, also translated from Euros into US dollars ("USD" or "US$") using the noon buying rate (rounded) in New York City for cable transactions in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on June 30, 2006 (EURO 1.00 = US$ 1.2779). Such translations should not be construed as representations that the Euro amounts could be converted into US dollars at the rate indicated or at any other rate.

      In the first quarter of 2004, the Company's Board of Management, in consultation with the Company's Supervisory Board, evaluated its functional and operational organization and determined that the Company is engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry. Therefore, the Company reports its financial results for only one segment, in accordance with US GAAP.

2.    ACQUISITION OF DATACON

      On January 4, 2005, the Company completed the acquisition of all of the outstanding ordinary shares of Datacon Technology AG ("Datacon") for total consideration of EURO 72.6 million, of which EURO 65.0 million was paid in cash and the remainder through the Company's issuance of 1,933,842 ordinary shares, valued at EURO 7.6 million at the date of the acquisition. Acquisition costs incurred by the Company amounted to EURO
      3.4 million. The results of Datacon are included in the Company's consolidated financial statements from January 4, 2005, the date of acquisition. The acquisition was accounted for using the purchase method of accounting. The purchase price, including acquisition costs, was allocated as follows:

      --------------------------------------------------------------------------
      (Euro in thousands)
      --------------------------------------------------------------------------
      Net tangible assets........................................        13,113
      Patents....................................................           297
      Customer relationships.....................................         6,083
      Product backlog............................................           719
      Goodwill...................................................        55,813
                                                                    ------------
                                                                         76,025
      ==========================================================================

3.    SHARES OUTSTANDING

      As of December 31, 2005, the company's authorized capital consisted of 55,000,000 ordinary shares, nominal value EURO 0.91 per share, and 55,000,000 preference shares, nominal value EURO 0.91 per share. The Company's authorized capital was increased in February 2006. As of June 30, 2006, the Company's authorized capital consisted of 80,000,000 ordinary shares, nominal value EURO 0.91 per share, and 80,000,000 preference shares, nominal value EURO 0.91 per share. At December 31, 2005 and June 30, 2006, 32,736,502 and 32,762,932 ordinary shares were outstanding, respectively. No preference shares were outstanding at each of December 31, 2005 and June 30, 2006

4.    INVENTORIES

      Inventories consist of:

      --------------------------------------------------------------------------
      (in thousands)                                 December 31,      June 30,
                                                             2005          2006
                                                             EURO          EURO
      --------------------------------------------------------------------------
      Raw materials................................        19,583        21,153
      Work in progress.............................        28,218        32,369
      Finished goods...............................         5,978         6,040
                                                     ---------------------------
                                                           53,779        59,562
      ==========================================================================

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

      The following table shows the amounts at December 31, 2005 and June 30, 2006 for goodwill and other intangible assets:

      --------------------------------------------------------------------------
      (in thousands)                                 December 31,      June 30,
                                                             2005          2006
                                                             EURO          EURO
      --------------------------------------------------------------------------
      Non amortizable:
         Goodwill..................................        68,864        66,356

      Amortizable:
         Patents...................................         8,674         7,303
         Trademarks................................           369           319
         Customer relationships....................         5,576         5,323
                                                     ---------------------------
                                                           83,483        79,301
      ==========================================================================


      The above amounts are presented net of accumulated amortization of EURO
      35.3 million at December 31, 2005 and EURO 36.4 million at June 30, 2006.

6.    WARRANTY PROVISION

      The Company records a liability for estimated warranty expense when corresponding sales revenue is recognized. The amount recorded is based on a history of actual costs incurred in connection with claims under warranty provisions and on estimated probable costs related to such current sales.

      A summary of activity in the warranty provision is as follows:

      --------------------------------------------------------------------------
      (in thousands)                                            2005       2006
                                                                EURO       EURO
      --------------------------------------------------------------------------
      Balance at January 1.................................    2,578      2,597
      Addition due to acquisition of subsidiary............      415         --
      Provision for loss on warranty.......................      939      1,740
      Cost for warranty....................................   (1,406)    (1,380)
      Foreign currency translation.........................       49        (32)
                                                             -------------------
      Balance at June 30,                                      2,575      2,925
      ==========================================================================

7.    RESTRUCTURING RESERVE

      In December 2004, the Company announced a restructuring of its operations focused principally on a workforce reduction at the Company's Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands. As part of the restructuring the Company terminated 81 employees which amounted to approximately 10% of the Company's total fixed headcount worldwide at that time. In addition, as part of the restructuring the Company phased out approximately 50 temporary workers at its Duiven facility. A component of the restructuring was the closing of the Company's tooling facility in Brunssum, the Netherlands in the first half of 2005. The Company recorded a restructuring charge of EURO 5.6 million in the fourth quarter ended December 31, 2004 to cover the estimated costs of these workforce reductions.

      In May 2005, the Company announced the further consolidation and integration of its Fico packaging and tooling manufacturing operations in Duiven, the Netherlands. The consolidation involved the termination of 32 employees in the third quarter of 2005 and the integration of production and administrative personnel at the Company's Duiven facility. The Company recorded a restructuring charge of EURO 1.7 million in the second quarter of 2005 to cover the estimated costs of this workforce reduction.

      In the fourth quarter of 2005, the Company terminated 14 employees at its Datacon subsidiary in Berlin, Germany in an effort to improve the efficiency of its die bonding operations. The Company recorded a restructuring charge of EURO 0.4 million in the fourth quarter of 2005 to cover the estimated costs of this workforce reduction.

      Changes in the restructuring reserve in the first six months of 2005 and 2006 were as follows:

      --------------------------------------------------------------------------
      (Euro in thousands)                                        2005      2006
      --------------------------------------------------------------------------
      Balance at January 1,                                     5,820       764
      Additions (release)                                       1,718      (255)
      Cash payments                                            (4,990)     (402)
                                                              ------------------
      Balance at June 30,                                       2,548       107
      ==========================================================================


      Total remaining cash outlays for the restructuring activities announced at the end of 2004 and in 2005 are expected to be EURO 0.1 million which the Company expects will be paid during the second half of 2006.

8.    CONVERTIBLE NOTES

      In January 2005, the Company issued EURO 46 million principal amount of 5.5% convertible notes due 2012 (the "Notes"). The Notes pay interest semi-annually. The first interest payment was made on July 28, 2005. The Notes initially convert into ordinary shares at a conversion price of EURO
      5.1250. If not converted, on the date beginning four years from the issue date, the Company may redeem the outstanding Notes at their par value, provided that on the date of conversion the market value of the Company's ordinary shares exceeds 130% of the then effective conversion price.

      The Notes were offered to institutional investors in the Netherlands and internationally to professional investors through an international private placement. Listing of the Notes on the official segment of the Stock Market of Euronext Amsterdam N.V. took place on January 28, 2005.

      The EURO 2.4 million of fees incurred for the issuance of the Notes are included as debt issuance costs in other non-current assets in the Company's Consolidated Balance Sheet as of June 30, 2006 and are amortized using the interest method as interest cost over the life of the Notes.

9.    EARNINGS (LOSS) PER SHARE

      The shares used in the computation of the Company's basic and diluted net income (loss) per ordinary share are as follows:

      ------------------------------------------------------------------------------------------------------------
                                                        Three Months Ended               Six Months Ended
                                                             June 30,                        June 30,
                                                  ----------------------------------------------------------------
                                                             2005            2006            2005            2006
                                                  ----------------------------------------------------------------
      Average shares outstanding at beginning of
      the period.................................      32,728,502      32,758,430      30,794,660      32,736,502
      Weighted average shares issued during the
      period.....................................              --              --       1,891,105              --
      Weighted average shares reissued from
      treasury shares for the vesting of
      performance stock awards...................              --           4,502              --          14,136
                                                  ----------------------------------------------------------------
      Average shares outstanding -- basic........      32,728,502      32,762,932      32,685,765      32,750,638

      Dilutive shares contingently issuable
      upon exercise of share options and
      the vesting of performance stock awards....              --         383,263              --         316,742

      Shares assumed to have been repurchased
      for treasury with assumed proceeds
      from the exercise of share options.........              --        (237,849)             --        (204,287)

      Dilutive shares to be issued upon
      conversion of the Company's 5.5%
      outstanding convertible notes..............              --       8,975,610              --       8,975,610
                                                  ----------------------------------------------------------------
      Average shares outstanding -- assuming
      dilution...................................      32,728,502      41,883,956      32,685,765      41,838,703
      ============================================================================================================


      Average shares outstanding, assuming dilution, include the incremental effect of ordinary shares that could be issued upon the exercise of outstanding stock options and performance stock awards and the shares that would be issued upon conversion of the Notes. For the three-month and six-month periods ended June 30, 2005, all options to purchase ordinary shares were excluded from the calculation of diluted net loss per share, as the effect would be anti-dilutive due to the Company's loss for those periods. For the three-month and six-month periods ended June 30, 2006, 967,089 and 967,589 options, respectively, to purchase ordinary shares were excluded from the calculation of diluted net income per share, because the exercise prices of these options were greater than or equal to the average share price for the periods, and therefore their inclusion would have been anti-dilutive.

      Options to purchase ordinary shares could be dilutive in the future if the average share price increases and is greater than the exercise price.

10.   COMPREHENSIVE INCOME (LOSS)

      Other comprehensive income (loss) items include gains and losses that, under US GAAP, are excluded from net income (loss) and are reflected as a component of shareholders' equity. Comprehensive income (loss) includes items such as foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The Company's components of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2005 and June 30, 2006 were net income (loss) and foreign currency translation adjustments. Such components were as follows:

----------------------------------------------------------------------------------------------------------------
(in thousands)                               Three Months Ended June 30,              Six Months Ended June 30,
                                 -------------------------------------------------------------------------------
                                         2005         2006          2006         2005         2006         2006
                                         EURO         EURO           USD         EURO         EURO          USD
----------------------------------------------------------------------------------------------------------------
Net income (loss)..............        (4,533)       4,879         6,235       (9,065)       5,916        7,560

  Foreign currency
  translation adjustment.......           941         (903)       (1,154)       1,564       (1,109)      (1,417)
                                 -------------------------------------------------------------------------------

Comprehensive income (loss)....        (3,592)       3,976         5,081       (7,501)       4,807        6,143
================================================================================================================

11.   SHARE BASED COMPENSATION PLANS

      In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options to purchase ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to its executive officers and senior employees. Options granted under the Incentive Plan 1995 are fully vested and have exercise prices that were equal to the market price of the Company's ordinary shares on the date of grant. The Incentive Plan 1995 expired in 2001.

      In 2001, the Company established the BE Semiconductor Industries Incentive Plan 2001 -- 2005 (the "Incentive Plan 2001"). The Company granted 700,183 options to purchase ordinary shares ("2001 Plan Shares") under the Incentive Plan 2001. Until 2004, the Company made awards under the Incentive Plan 2001 to its executive officers and employees. Options granted under the Incentive Plan 2001 are fully vested and have exercise prices that were equal to the market price of the Company's ordinary shares on the date of grant. The Incentive Plan 2001 expired in 2005.

      In 2005, the Company established the BE Semiconductor Industries Incentive Plan 2005 -- 2009 (the "Incentive Plan 2005"). The total number of ordinary shares ("2005 Plan Shares") that the Company may issue under the Incentive Plan 2005 may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2005 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company has made and anticipates that it will continue to make, on an annual basis, annual and conditional performance stock awards under the Incentive Plan 2005 to supervisory board members, executive officers and senior employees of the Company. Receipt of annual awards in the form of rights to receive ordinary shares of the Company are based on defined targets ("Annual PSA Units"). Receipt of conditional awards in the form of rights to receive ordinary shares of the Company ("Conditional PSA Units") depends in any given year on whether the individual achieved defined goals. One third of performance stock awards will vest in each of the three years following the grant. For the performance stock awards granted in 2005, an amount of EURO 75, net of tax, was recognized as compensation cost in the year ended December 31, 2005 based on the market value of the Company's ordinary shares on the date of grant. For the performance stock awards granted in 2005 and 2006, an amount of EURO 61, net of tax, was recognized as compensation cost in the quarter ended
      June 30, 2006 for Annual and Conditional PSA Units based on the market value of the Company's ordinary shares on the date of grant.

      Prior to January 1, 2006, the Company measured compensation expense for its employee equity-based compensation plans using the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations. As the exercise price of all options granted under these plans were equal to or below the fair market price of the underlying ordinary shares on the grant date, no equity-based compensation cost was recognized in the consolidated condensed statements of operations under the intrinsic value method.

      On December 2004, the Financial Accounting Standards Board ("FASB"), issued SFAS No. 123 (revised 2004), Share Based Payment, or SFAS No 123R, which is a revision of Statement No. 123, Accounting for Stock-Based Compensation, or SFA No. 123. SFAS No. 123R supersedes APB No. 25 and amends SFAS No. 95, Statement of Cash Flows. Under SFAS No. 123R, companies must calculate and record in the statements of operations the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. On January 1, 2006, the Company adopted SFAS No. 123R, using the modified prospective transition method. Using the modified prospective transition method of adopting SFAS 123(R), the Company began recognizing compensation expense for equity-based awards granted after January 1, 2006 plus unvested awards granted prior to January 1, 2006. Under this method of implementation, no restatement of prior periods has been made.

      Options granted to standard employees under the Incentive Plan 1995 and the Incentive Plan 2001 receive variable accounting treatment due to the cash settlement provisions of the plans. All other options granted by the Company under the Incentive Plan 1995 and

      Incentive Plan 2001 to its executive officers and senior employees receive fixed accounting treatment. For the stock options granted between 2001 and 2004 that receive variable accounting treatment, an amount of EURO 15, net of tax, was recognized as compensation gain based on the market value of the Company's ordinary shares for the quarter ended June 30, 2006. As of June 30, 2006, there were outstanding options to purchase an aggregate of
      945.943 ordinary shares at a weighted average exercise price of EURO 9.82 per share which receive fixed accounting treatment. As of June 30, 2006, 171,606 options to purchase ordinary shares that are subject to variable accounting treatment were outstanding at a weighted average exercise price of EURO 7.16 per share.

Summary of share based compensation plans.

Following is a summary of changes in the Company's options:

------------------------------------------------------------------------------------------
                                                       2005      Number of   June 30, 2006
                                       Number of   Weighted       options-        Weighted
                                        options-    average     Six months         average
                                      Year ended   exercise          ended        exercise
                               December 31, 2005      price  June 30, 2006           price
                                                       EURO                           EURO
------------------------------------------------------------------------------------------
Fixed options
-------------
Outstanding, beginning of year         1,005,181       9.79        947,193            9.82
Options granted                               --         --             --              --
Options expired                               --         --             --              --
Options exercised                         (6,000)      3.22             --              --
Options forfeited                        (51,988)     10.00         (1,250)           3,94
                                 ---------------------------------------------------------

Outstanding, end of period               947,193       9,82        945,943            9.82
                                 =========================================================

Exercisable, end of period               947,193       9.82        945,943            9.82
==========================================================================================

Variable options
----------------
Outstanding, beginning of year           229,079       7.06        174,981            7.13
Options granted                               --         --             --              --
Options exercised                         (2,000)      3.22             --              --
Options forfeited                        (52,098)      6.98         (3,375)           5.49
                                 ---------------------------------------------------------

Outstanding, end of period               174,981       7.13        171,606            7.16
                                 =========================================================

Exercisable, end of period               174,981       7.13        171,606            7.16
==========================================================================================
==========================================================================================

Stock options outstanding and exercisable at June 30, 2006:

---------------------------------------------------------------------------------------------------------------
                                                                            Options outstanding and exercisable
---------------------------------------------------------------------------------------------------------------
                                                                           Number       Weighted       Weighted
                                                                       of options        average        average
                                                                                       remaining       exercise
                                                                                     contractual          price
Range of exercise price                                                             life (years)        in euro
---------------------------------------------------------------------------------------------------------------
Fixed options
-------------
EURO 3.22 - EURO 4.35                                                     152,339           2.99           3.47
EURO 5.20 - EURO 7.70                                                     100,313           3.72           5.89
EURO 8.94 - EURO 10.31                                                    465,396           2.56           9.50
EURO 14.65 - EURO 17.90                                                   227,895           2.76          16.47
===============================================================================================================

Variable options
----------------
EURO 3.22                                                                  31,521           2.75           3.22
EURO 5.95                                                                  50,682           3.75           5.95
EURO 8.94 - EURO 10.31                                                     89,403           1.34           9.24
===============================================================================================================


The fair value of the option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

-------------------------------------------------------------------------------------------------------------
                                                                                       2003              2004
-------------------------------------------------------------------------------------------------------------
Expected life (years)                                                                   5.2               5.1
Expected stock price volatility                                                       55.0%            52.27%
Risk-free rate                                                                         3.7%             3.32%

=============================================================================================================

The per share weighted average fair value of options granted during 2003 and 2004 was EURO 1.85 and EURO 3.15, respectively.

Summary of Outstanding PSA Units
Following is a summary of changes in performance stock awards:

---------------------------------------------------------------------------------------------------------
                                                       2005            2005      June 30,        June 30,
                                                     Annual     Conditional          2006            2006
                                                  PSA units       PSA units        Annual     Conditional
                                                                                PSA units       PSA units
---------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                           --              --        90,188          17,000
PSA units granted                                    95,388          17,000        66,000          86,160
PSA units forfeited                                  (5,200)             --            --          (1,415)
PSA units vested                                                                   (8,015)        (18,415)
                                                  -------------------------------------------------------
Outstanding, end of period                           90,188          17,000       148,173          83,330
=========================================================================================================

Following is a summary of changes in share based compensation plans:

(in thousands, except per share data)                    Three Months Ended             Six Months Ended
                                                                   June 30,                     June 30,
                                                   ------------------------------------------------------
                                                          2005         2006            2005         2006
                                                          EURO         EURO            EURO         EURO

---------------------------------------------------------------------------------------------------------

 Net income (loss) as reported.....................     (4,533)       4,879          (9,065)       5,916
 Deduct: Stock-based employee compensation
 expense determined under fair value based method
 of all awards, net of related tax effects.........       (138)         (49)           (472)         (47)
 Add: Stock-based compensation expense included
 in net income (loss), net of related tax effects..         25           49              34           47
                                                   ------------------------------------------------------
 Pro forma net income (loss).......................     (4,646)       4,879          (9,503)       5,916

 BASIC NET INCOME (LOSS) PER SHARE:
 As reported.......................................      (0.14)        0.15           (0.28)        0.18
 Pro forma.........................................      (0.14)          --           (0.29)          --

 DILUTED NET INCOME (LOSS) PER SHARE:
 As reported.......................................      (0.14)        0.13           (0.28)        0.17
 Pro forma.........................................      (0.14)          --           (0.29)          --
=========================================================================================================

12.   SEGMENT DATA

      The Company is engaged in one line of business, the design, manufacture, marketing and servicing of assembly equipment for the semiconductor industry.

      In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," the Company's chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. All material operating units qualify for aggregation under SFAS 131 due to their identical customer base and similarities in: economic characteristics; nature of products and services; and procurement, manufacturing and distribution processes. Since the Company operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS 131 can be found in the unaudited condensed consolidated financial statements.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose, any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, any estimates of future business or financial results constitute forward looking statements and any statements including those containing the words "believes", "anticipates", "plans", "expects", "intends", "forecasts" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the submission of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us which are described elsewhere in this report and in other documents we have submitted to the United States Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations. While we may elect to update the forward-looking statements we specifically disclaim any obligation to do so, even if our expectations change.

OVERVIEW

We design, develop, manufacture, market and service assembly equipment for the semiconductor industry's back-end operations.

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components, as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of semiconductor devices and the amount of computing power per semiconductor device. As demand increases, semiconductor prices also typically increase. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically cancel or defer additional equipment purchases. Under such circumstances, semiconductor prices typically fall.

Capital expenditures by our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry has suffered significant economic downturns at various times in the past. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with substantial reductions in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a fall or rise in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. The cyclicality of the semiconductor industry has had, and is expected to continue to have, a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and any such downturn would adversely affect our net sales, results of operations and backlog. Our results of operations historically have fluctuated significantly, both on an annual and quarterly basis, depending on overall levels of global semiconductor demand and the specific production requirements of our principal customers.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading United States and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese entities, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on our customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. For the quarter ended June 30, 2006, Infineon accounted for more than 10% of our net sales. In addition, we derive a substantial portion of our sales from products that have an average selling price in excess of EURO 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of revenue from customer orders can cause significant fluctuations in operating results from quarter to quarter.

EVALUATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which are included elsewhere in this report and which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

For a more detailed explanation of our critical accounting policies and estimates, please refer to "Evaluation of Critical Accounting Policies and Estimates" included in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2005. Since December 31, 2005, there have been no material changes to our critical accounting policies and estimates.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2006 COMPARED TO THREE MONTHS ENDED JUNE 30, 2005

-------------------------------------------------------------------------------------------------------------------------
(amounts in thousands,  except share and per share data)                                     THREE MONTHS ENDED JUNE 30,
                                                             ------------------------------------------------------------
                                                                           2005                          2006
                                                                           EURO                          EURO
                                                                    (UNAUDITED)          %        (UNAUDITED)          %
-------------------------------------------------------------------------------------------------------------------------
Net sales.................................................               36,960      100.0             49,794      100.0
Cost of sales.............................................               24,537       66.4             28,791       57.8
                                                             ------------------------------------------------------------
Gross profit .............................................               12,423       33.6             21,003       42.2

Selling, general and administrative expenses..............               10,223       27.7             11,354       22.8
Research and development expenses.........................                4,867       13.2              4,519        9.1
Restructuring charges.....................................                1,718        4.6                (15)      (0.0)
Amortization of intangible assets.........................                  931        2.5                752        1.5
                                                             ------------------------------------------------------------
Total operating expenses..................................               17,739       48.0             16,610       33.4

Operating income (loss)...................................               (5,316)     (14.4)             4,393        8.8

Other income..............................................                   --         --              1,216        2.4
Interest expense, net.....................................                 (708)      (1.9)              (772)      (1.5)
                                                             ------------------------------------------------------------
Income (loss) before taxes and minority interest..........               (6,024)     (16.3)             4,837        9.7
Income taxes (benefit)....................................               (1,506)      (4.1)              (101)      (0.2)
                                                             ------------------------------------------------------------
Income (loss) before minority interest....................               (4,518)     (12.2)             4,938        9.9

Minority interest.........................................                  (15)      (0.1)               (59)      (0.1)
                                                             ------------------------------------------------------------
Net income (loss).........................................               (4,533)     (12.3)             4,879        9.8
=========================================================================================================================

Net income (loss)  per share
-        Basic............................................                (0.14)                         0.15
-        Diluted..........................................                (0.14)                         0.13

Number of shares used in calculating net income (loss)
per share:
-        Basic............................................           32,728,502                    32,762,932
-        Diluted..........................................           32,728,502                    41,883,956
-------------------------------------------------------------------------------------------------------------------------

THREE MONTHS ENDED JUNE 30, 2006 COMPARED TO THREE MONTHS ENDED JUNE 30, 2005.

ACQUISITION OF DATACON

On January 4, 2005, we completed our acquisition of Datacon. In connection with the transaction, certain preliminary purchase accounting adjustments were recorded. Such preliminary adjustments included goodwill in an amount of approximately EURO 57.0 million, which will not be amortized, but will continue to be evaluated in accordance with SFAS 142 "Goodwill and Other Intangible Assets", and approximately EURO 7.1 million of other intangible assets that will be amortized annually over their respective estimated useful lives. Furthermore, in accordance with purchase accounting rules, we made an upward adjustment of Datacon's inventories by EURO 3.3 million in the opening balance sheet to its estimated fair value resulting in an increase in our cost of sales by EURO 0.9 million in the second quarter of 2005. The results of Datacon are included in our financial statements from the date of acquisition. The final purchase price allocation is reported under note 2 of the notes to the condensed financial statements.

NET SALES

Our net sales consist of sales of die sorting systems, or die sorting equipment, flip chip and multi-chip die bonding systems, or die bonding equipment, molding, trim and form integration and singulation systems and plating systems, or plating equipment.

As a result of the Datacon acquisition, we changed our financial presentation to better reflect our business strategy and to better communicate the development of our operations. We present our net sales as per end use customer application, as opposed to a disclosure by individual product line. We analyse our net sales and gross margins for our array connect assembly applications and leadframe assembly applications as set forth in the tables presented below. In the array connect category, we include flip chip and multi-chip die bonding products made by Datacon in Austria and Hungary, die sorting and flip chip die bonding products made in the United States by Laurier and singulation and certain molding products made by Fico in the Netherlands. In the leadframe category, we include molding and trim form systems made by Fico in the Netherlands, Malaysia and China and plating equipment made by Meco in the Netherlands.

Our net sales and gross margins per end use customer application for the quarters ended June 30, 2005 and 2006, respectively, were as follows:

-----------------------------------------------------------------------------------------------
                                                     Three Months Ended June 30,      % change
(Euro in millions)                                   2005                   2006          2006
                                                                                   compared to
                                                                                          2005
-----------------------------------------------------------------------------------------------
Leadframes                                10.8      29.2%       17.7       35.5%         63.9%
Array Connect                             26.2      70.8%       32.1       64.5%         22.5%
                                    -----------------------------------------------------------
Total net sales                           37.0     100.0%       49.8      100.0%         34.6%
                                    ===========================================================


Net sales increased by 34.6% from EURO 37.0 million in the second quarter of 2005 to EURO 49.8 million in the second quarter of 2006. The increase in net sales in the second quarter of 2006 as compared to the second quarter of 2005 was principally due to increased shipments of our assembly equipment for both leadframe and array connect applications. Primarily due to increased demand of semiconductors and semiconductor equipment. On a product basis, the increase was principally due to increased sales of molding systems, trim and form integration systems and die bonding equipment.

BACKLOG

Backlog increased by 21.0% from EURO 56.8 million at December 31, 2005 to EURO
68.7 million at June 30, 2006. Orders for array connect and leadframe applications represented approximately 74% and 26%, respectively, of backlog at June 30, 2006.

New orders for the second quarter of 2006 amounted to EURO 46.5 million as compared to EURO 38.1 million in the second quarter of 2005, an increase of 22.0%. The book-to-bill ratio was 0.93 for the second quarter of 2006 as compared to a book-to-bill ratio of 1.03 for the second quarter of 2005.

The increase in bookings in the second quarter of 2006 compared to the second quarter of 2005 was due to a 23.6% increase in orders for array connect applications (principally die bonding and packaging equipment) and an 18.4% increase in orders for leadframe applications (principally packaging equipment).

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

GROSS PROFIT

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

Our gross profit as a percentage of net sales per end use customer application for the quarters ended June 30, 2005 and 2006, respectively, were as follows:

------------------------------------------------------------------------------------------
                                                              Three Months Ended June 30,
                                                              2005                   2006
------------------------------------------------------------------------------------------

Array connect                                                38.4%                  42.9%
Leadframes                                                   30.2%                  40.5%
Fair value adjustment in the opening balance sheet
of Datacon                                                   (2.4%)                   --
                                                      ------------------------------------
Gross profit as a percentage of net sales                    33.6%                  42.2%
==========================================================================================

 Gross profit increased by 69.4% from EURO 12.4 million in the second quarter of 2005 to EURO 21.0 million in the second quarter of 2006. Cost of sales for the second quarter of 2005 included a EURO 0.9 million purchase accounting adjustment relating to an upward fair value inventory adjustment in the opening balance sheet of Datacon. As a percentage of net sales, gross profit increased from 33.6% in the second quarter of 2005 to 42.2% in the second quarter of 2006, due to (i) a significant increase in leadframe assembly gross margins related primarily to the restructuring of our packaging equipment operations in 2005 and improved gross margins realized on sales of plating equipment, (ii) improved gross margins for array connect applications, principally die bonding equipment, resulting from effeciencies realized by the company as well as increased sales level, and (iii) the absence of charges in the 2006 period related to the Datacon acquisition.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Selling, general and administrative expenses increased by 11.8% from EURO 10.2 million in the second quarter of 2005 to EURO 11.4 million in the second quarter of 2006, primarily related to increased warranty expense, higher general and administrative expenses, mainly caused by increased level of activities, and increased commission expense. As a percentage of net sales, selling, general and administrative expenses decreased from 27.7% in the second quarter of 2005 to 22.8% in the second quarter of 2006.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development spending patterns vary each year depending on the system produced and the new product development cycle per array connect and leadframe application. In general, as research and development expenses do not include pre-production and customization costs, which are included as cost of sales, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses decreased by 8.2% from EURO 4.9 million in the second quarter of 2005 to EURO 4.5 million in the second quarter of 2006 mainly due to lower expenses for trim and form and molding systems. As a percentage of net sales, research and development expenses were 13.2% and 9.1% in the second quarters of 2005 and 2006, respectively.

RESTRUCTURING CHARGES

In December 2004, we announced a restructuring of our operations focused principally on a workforce reduction at our Dutch packaging and tooling manufacturing operations in Duiven and Brunssum, the Netherlands. As part of the restructuring we, terminated 81 employees, or approximately 10% of the total fixed headcount worldwide at that time. In addition, as part of the restructuring we phased out approximately 50 temporary workers at our Duiven facility. A component of the restructuring was the closing of our tooling facility in Brunssum, the

Netherlands in the first half of 2005. We recorded a restructuring charge of EURO 5.6 million in the fourth quarter ended December 31, 2004 to cover the estimated costs of our workforce reductions.

In May 2005, we announced the further consolidation and integration of our Fico packaging and tooling manufacturing operations in Duiven, the Netherlands. The consolidation involved the termination of 32 employees in the third quarter of 2005 and the integration of production and administrative personnel at our Duiven facility. We recorded a restructuring charge of EURO 1.7 million in the second quarter of 2005 to cover the estimated costs of this workforce reduction.

In the fourth quarter of 2005, we terminated 14 employees at our Datacon subsidiary in Berlin, Germany in an effort to improve the efficiency of our die bonding operations. We recorded a restructuring charge of EURO 0.4 million in the fourth quarter of 2005 to cover the estimated costs of this workforce reduction.

Changes in the restructuring provision were as follows:

------------------------------------------------------------------------------
(Euro in thousands)                                              2005    2006
------------------------------------------------------------------------------
Balance at January 1,                                           5,820     764
Additions (release)                                             2,231    (255)
Cash payments                                                  (7,287)   (402)
                                                            ------------------
Balance at December 31, 2005 and June 30, 2006,
respectively                                                      764     107
==============================================================================


Total remaining cash outlays for the restructuring activities announced at the end of 2004 and in 2005 are expected to be EURO 0.1 million which we expect will be paid during the second half of 2006.

OPERATING INCOME (LOSS)

Our operating income increased from an operating loss of EURO 5.3 million in the second quarter of 2005 to operating income of EURO 4.4 million in the second quarter of 2006. The operating loss for the second quarter of 2005 included purchase accounting adjustment, relating to the Datacon acquisition of EURO 0.9 million and restructuring charges of EURO 1.7 million associated with the further consolidation of our Dutch packaging and tooling manufacturing operations. The increase in our operating income in the second quarter of 2006 as compared to the second quarter of 2005 was due to increased net sales and gross margins, the absence of purchase accounting adjustments recorded in 2005 related to the Datacon acquisition and lower restructuring expenses, partially offset by increased selling, general and administrative expenses.

OTHER INCOME

In the second quarter of 2006, we sold certain assets of Eurotec, a Datacon subsidiary, to a third party for a total consideration of EURO 2.0 million, of which EURO 1.0 million was received on the transaction date. The remaining EURO 1.0 million is expected to be received in the fourth quarter of 2006 and is secured by a bank guarantee. The transaction resulted in a gain of EURO 1.2 million which was reported in other income on our income statement.

INTEREST EXPENSE, NET

Interest expense, net amounted to EURO 0.7 million in the second quarter of 2005 as compared to interest expense, net of EURO 0.8 million in the second quarter of 2006.

INCOME TAX (BENEFIT)

Income taxes (benefit) were EURO 1.5 million in the second quarter of 2005 as compared to an income tax benefit of EURO 0.1 million in the second quarter of 2006. On an actual basis, the effective tax rate decreased from 25.0% in the second quarter of 2005 to (2.1%) in the second quarter of 2006.

Our effective tax rate in the second quarter of 2006 was influenced by a variety of factors. In connection with the sale of our Datacon Eurotec subsidiary, we recorded a tax benefit of EURO 2.4 million. In connection with the sale, a valuation allowance of EURO 1.8 million that was recorded as part of the purchase price allocation of Datacon was also released and reduced the value of goodwill recorded in connection with the Datacon acquisition by such amount. In addition, the Company recorded a deferred tax valuation allowance of EURO 1.1 million as of June 30, 2006 primarily due to tax-deductible currency losses on long term USD loans to subsidiaries in the first half year of 2006.

MINORITY INTEREST

Minority interest relates to our investment in Tooling Leshan Company Ltd. in Leshan, China of which we own 87%.

NET INCOME (LOSS)

Our net income increased by EURO 9.4 million from a net loss of EURO 4.5 million in the second quarter of 2005 to net income of EURO 4.9 million in the second quarter of 2006. The net loss for the second quarter of 2005 included after tax purchase accounting adjustments relating to the Datacon acquisition of EURO 0.7 million and restructuring charges, net of income tax of EURO 1.2 million associated with the further consolidation of our Dutch packaging and tooling manufacturing operations. The increase in net income in the second quarter of 2006 was primarily due to higher net sales and gross margins, lower operating expenses as a percentage of net sales, the EURO 1.2 million gain on the sale of Datacon's Eurotec subsidiary and net tax benefits of EURO 1.4 million recognized during the period.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2006 COMPARED TO SIX MONTHS ENDED JUNE 30, 2005


-------------------------------------------------------------------------------------------------------------------------
(amounts in thousands, except share and per share data)                                        SIX MONTHS ENDED JUNE 30,
                                                             ------------------------------------------------------------
                                                                           2005                          2006
                                                                           EURO                          EURO
                                                                    (UNAUDITED)          %        (UNAUDITED)          %
-------------------------------------------------------------------------------------------------------------------------
Net sales............................................                    73,597      100.0             94,322      100.0
Cost of sales........................................                    50,908       69.2             56,266       59.7
                                                             ------------------------------------------------------------
Gross profit.........................................                    22,689       30.8             38,056       40.3

Selling, general and administrative expenses.........                    19,446       26.4             21,326       22.6
Research and development expenses....................                    10,166       13.8              8,883        9.4
Restructuring charges................................                     1,718        2.3               (255)      (0.3)
Amortization of intangible assets....................                     2,154        2.9              1,507        1.6
                                                             ------------------------------------------------------------
Total operating expenses.............................                    33,484       45.4             31,461       33.3

Operating income (loss)..............................                   (10,795)     (14.6)             6,595        7.0

Other income.........................................                        --         --              1,216        1.3
Interest expense, net................................                    (1,280)      (1.8)            (1,518)      (1.6)
                                                             ------------------------------------------------------------
Income (loss) before taxes and minority interest.....                   (12,075)     (16.4)             6,293        6.7

Income tax expense (benefit).........................                    (3,019)      (4.1)               297        0.3
                                                             ------------------------------------------------------------
Income (loss) before minority interest...............                    (9,056)     (12.3)             5,996        6.4

Minority interest....................................                        (9)       0.0                (80)       0.1
                                                             ------------------------------------------------------------
Net income (loss)....................................                    (9,065)     (12.3)             5,916        6.3
=========================================================================================================================

Net income (loss) per share
-        Basic............................................                (0.28)                         0.18
-        Diluted..........................................                (0.28)                         0.17

Number of shares used in calculating net income (loss)
per share:
-        Basic............................................           32,685,765                    32,750,638
-        Diluted..........................................           32,685,765                    41,838,703
=========================================================================================================================

FIRST SIX MONTHS 2005 COMPARED TO FIRST SIX MONTHS 2006

NET SALES

Our net sales increased from EURO 73.6 million in the first six months of 2005 to EURO 94.3 million in the same period of 2006, an increase of 28.1%. The increase in net sales was principally due to increased shipments of Besi's assembly equipment for both array connect (up 26.7%) and leadframe applications (up 30.8%).

---------------------------------------------------------------------------------------------------
(Euro in million)                                        Six Months Ended June 30,        % change
                                                2005                          2006            2006
                                                                                       compared to
                                                                                              2005
---------------------------------------------------------------------------------------------------
Array connect                     48.3         65.6%           61.2          64.9%           26.7%
Leadframes                        25.3         34.4%           33.1          35.1%           30.8%
                         --------------------------------------------------------------------------
Total net sales                   73.6        100.0%           94.3         100.0%           28.1%
===================================================================================================



GROSS PROFIT

Our gross profit as a percentage of net sales per end use customer application for the six months ended June 30, 2005 and 2006, respectively, were as follows:

--------------------------------------------------------------------------------------------------
                                                                        Six Months Ended June 30,
                                                                    2005                     2006
--------------------------------------------------------------------------------------------------
Array connect                                                      37.0%                    41.5%
Leadframes                                                         31.1%                    38.2%
Fair value adjustment in the opening balance sheet
of Datacon                                                         (4.1%)                     --
                                                      --------------------------------------------
Gross profit as a percentage of net sales                          30.8%                    40.3%
==================================================================================================

Gross profit increased by 67.8% from EURO 22.7 million in the first six months of 2005 to EURO 38.1 million in the first six months of 2006. Cost of sales for the six months ended June 30, 2005 included a EURO 3.0 million purchase accounting adjustment relating to an upward fair value inventory adjustment in the opening balance sheet of Datacon. As a percentage of net sales, gross profit increased from 30.8% in the six months ended June 30, 2005 to 40.3% in the same period of 2006. The gross margin improvement was primarily due to (i) a significant increase in leadframe assembly gross margins related primarily to the restructuring of our packaging equipment operations in 2005 and improved gross margins realized on sales of plating equipment, (ii) improved gross margins for array connect applications, principally die bonding and singulation equipment resulting from effeciencies realized as well as increased sales levels, and (iii) the absence of charges in the 2006 period related to the Datacon acquisition.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Our selling, general and administrative expenses for the six months ended June 30, 2005 totaled EURO 19.4 million and represented 26.4% of net sales, compared to EURO 21.3 million or 22.6% of net sales in the six months ended June 30, 2006. Such expenses increased by 9.8% in the six months ended June 30, 2006 as compared to the six months ended June 30, 2005 primarily due to higher general and administrative expenses and higher warranty expenses related to higher unit volume.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development expenses decreased from EURO 10.2 million in the six months ended June 30, 2005 to EURO 8.9 million in the same period of 2006. As a percentage of net sales, research and development expenses were 13.8% and 9.4% during the six months ended June 30, 2005 and 2006, respectively, a decrease of 12.7%. The decrease in research and development expenses in the first six months of 2006 was mainly due to decreased spending for die handling, die bonding and packaging equipment as new products were completed and released to the market in the first half of 2006.

RESTRUCTURING CHARGES

In May 2005, we announced the further consolidation and integration of our Fico packaging and tooling manufacturing operations in Duiven, the Netherlands. The consolidation involved the termination of 32 employees in the third quarter of 2005 and the integration of production and administrative personnel at our Duiven facility. We recorded a restructuring charge of EURO 1.7 million in the second quarter of 2005 to cover the estimated costs of this workforce reduction.

In the fourth quarter of 2005, we terminated 14 employees at our Datacon subsidiary in Berlin, Germany in an effort to improve the efficiency of our die bonding operations. We recorded a restructuring charge of EURO 0.4 million in the fourth quarter of 2005 to cover the estimated costs of this workforce reduction.

Total remaining cash outlays for the restructuring activities announced at the end of 2004 and in 2005 are expected to be EURO 0.1 million which we expect will be paid during the second half of 2006.

OPERATING INCOME (LOSS)

Our operating income increased from an operating loss of EURO 10.8 million in the first six months of 2005 to operating income of EURO 6.6 million in the first six months of 2006. Operating loss in the first half of 2005 includes restructuring charges of EURO 1.7 million and the fair value inventory adjustment of EURO 3.0 million related to the Datacon acquisition. The increase in our operating income in the first six months of 2006 as compared to the first six months of 2005, was due to increased net sales and increased gross margins, the absence of purchase accounting adjustments and restructuring charges and lower research and development expenses, partially offset by increased selling, general and administrative expenses.

OTHER INCOME

In the second quarter of 2006, we sold certain assets of Eurotec, a Datacon subsidiary, to a third party for a total consideration of EURO 2.0 million, of which EURO 1.0 million was received on the transaction date. The remaining EURO
1.0 million is expected to be received in the fourth quarter of 2006 and is secured by a bank guarantee. The transaction resulted in a gain of EURO 1.2 million which was reported in other income on our income statement.

INTEREST EXPENSE, NET

Our interest expense, net increased from EURO 1.3 million in the first six months of 2005 to EURO 1.5 million in the first six months of 2006. The increase was due to the Notes being outstanding for the full 2006 period.

INCOME TAX (BENEFIT)

We had an income tax benefit of EURO 3.0 million in the first six months of 2005 as compared to an income tax expense of EURO 0.3 million in the first six months of 2006. The effective tax rate was 25.0% in the first six months of 2005 and 4.7% in the first six months of 2006.

Our effective tax rate in the first six months of 2006 was influenced by a variety of factors. In connection with the sale of certain assets of the Eurotec subsidiary of Datacon, we recorded a tax benefit of EURO 2.4 million. In connection with the sale, a valuation allowance of EURO 1.8 million that was recorded as part of the purchase price allocation related to the acquisition of Datacon was also released and reduced the value of goodwill recorded in connection with the Datacon acquisition by such amount. In addition, we recorded a deferred tax valuation allowance of EURO 1.1 million as of June 30, 2006 primarily due to tax-deductible currency losses on long term USD loans to subsidiaries in the first half year of 2006.

NET INCOME (LOSS)

Our net loss for the first six months of 2005 amounted to EURO 9.1 million as compared to net income of EURO 5.9 million in the first six months of 2006. The net loss for the first half of 2005 included after tax purchase accounting adjustments relating to the Datacon acquisition of EURO 2.3 million and restructuring charges, net of income tax of EURO 1.2 million associated with the further consolidation of our Dutch packaging and tooling manufacturing operations. The increase in our net income in the first half of 2006 as compared to the first half of 2005 was due to increased net sales, increased gross margins, the absence of purchase accounting adjustments and restructuring charges recorded in 2005, lower research and development expenses, the EURO 1.2 million gain on sale of certain assets of the Eurotec subsidiary of Datacon, and net tax benefits of EURO 1.4 million recognized during the period.

LIQUIDITY AND CAPITAL RESOURCES

We had EURO 73.0 million and EURO 70.5 million in cash and cash equivalents at December 31, 2005 and June 30, 2006, respectively. At June 30, 2006, our total debt and capital lease obligations totaled EURO 84.1 million and shareholders' equity stood at EURO 185.8 million.

In general, we fund our operations through cash generated from operations and, in some instances, through intercompany loans to our subsidiaries. Furthermore, to meet local financing needs, our subsidiaries maintain lines of credit with various local commercial banks. The credit lines for our Dutch subsidiaries are on a stand-alone basis without recourse to the parent company and are currently unsecured, except for pledges on the bank accounts of these subsidiaries with the banks that provide the facilities. Relating to these facilities, a positive\negative pledge agreement is in place. The principal restrictive covenant contained in each Dutch line of credit is a solvency ratio, which generally is based on a ratio of each subsidiary's equity to its assets. Consistent with past practice, Datacon utilizes short-term bank lines of credit, long-term loans and government granted loans for export and research and development activities. Fico Tooling Leshan Company Ltd. in China, of which we own 87%, is partly financed by long-term loans issued by a local bank. Some of these loans are secured by a pledge of real property.

At June 30, 2006, BE Semiconductor Industries N.V. and our subsidiaries had available lines of credit aggregating EURO 27.7 million, under which EURO 3.0 million of short-term borrowings and EURO 10.3 million of long-term borrowings (including current portion of long-term debt of EURO 2.5 million) were outstanding. Amounts available to be drawn under the lines were further reduced by (i) EURO 0.2 million in outstanding bank guarantees and (ii) EURO 0.2 million for foreign exchange contracts. Interest is charged at the lenders' base lending rates plus an increment of 0.5 -- 0.75% except for certain borrowings of Datacon, for which interest rates vary between 1.50% and 4.50%, depending on the type of credit facility and currency utilized. All our credit facility agreements include covenants requiring us to maintain certain financial ratios. We, and all of our applicable subsidiaries, are in compliance with all loan covenants at June 30, 2006.

On January 12, 2006, we replaced a EURO 7.5 million line of credit at Fico with a new line of credit of EURO 5.0 million and a loan of EURO 6.0 million with an interest rate of 4.08% and maturity date of January 1, 2009. In July 2006, Meco replaced its existing credit line of EURO 6.0 million with a new EURO 3.0 million credit line and a EURO 5.0 million three year term loan, of which EURO
2.0 million carries an interest rate of 4.63% and EURO 3.0 million carries an interest rate of 4.72%. Both the Fico and Meco credit and loan arrangements are on a stand-alone basis without recourse to the parent company.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although our subsidiaries occasionally receive partial payments prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems.

Net cash used in operating activities was EURO 12.6 million and EURO 3.6 million for the first half of 2005 and 2006, respectively. The primary use of cash in operations in the first half of 2006 was increased working capital requirements of EURO 11.2 million to finance increased receivables and inventories, partially offset by net income of EURO 5.9 million and non-cash charges primarily for depreciation and amortization.

Our capital expenditures were EURO 4.5 million and EURO 1.3 million in the first six months of 2005 and 2006, respectively. Approximately EURO 2.1 million of our capital expenditures in 2005 were related to the purchase of land at our Radfeld facility.

In the second quarter of 2006, we sold certain assets of Eurotec, a Datacon subsidiary, to a third party for a total consideration of EURO 2.0 million, of which EURO 1.0 million was received on the transaction date. The remaining EURO 1.0 million is expected to be received in the fourth quarter of 2006 and is secured by a bank guarantee. The transaction resulted in a gain of EURO 1.2 million which was reported in other income on our income statement. In addition, approximately EURO 2.4 million of tax benefits were generated in connection with this sale.

In January 2005, we issued the Notes. The Notes pay interest semi-annually on January 28 and July 28 of each year. The Notes initially convert into ordinary shares at a conversion price of EURO 5.1250. If the Notes are not converted, we may redeem them at their principal amount at anytime after the date beginning four years from the date of issue provided that on the date of redemption the market value of our ordinary shares exceeds 130% of the then effective conversion price. The net proceeds from the issuance of the Notes were used for general corporate purposes, including working capital and capital expenditures.

On February 6, 2004, we sold land and buildings in Duiven, the Netherlands in a sale and lease-back transaction for EURO 14.5 million in cash. At the date of the transaction, the net book value of the real estate sold was approximately equal to the selling price of the real estate. We granted the buyer a EURO 1.5 million loan which is payable in December 2006. The loan bears interest at a rate of 4.5% per annum and is secured by a second mortgage on the land and buildings which were the subject of the sale and lease back transaction. The transaction will be accounted for as a financing until the buyer repays the loan. Once the buyer repays the loan, our capital lease obligations and the related real estate assets will be eliminated from our financial statements. Settlement of this financial obligation will not result in a cash outflow from the company.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

MATERIAL DIFFERENCES BETWEEN US GAAP AND IFRS

Beginning in 2005, the European Commission began to require companies that are quoted on a European stock market to publish their financial statements in accordance with the International Financial Reporting Standards, or IFRS. Accordingly, while we continue to publish U.S. GAAP financial statements, we also publish our consolidated financial statements in accordance with IFRS. Our unaudited consolidated financial statements included herein have been prepared in accordance with U.S. GAAP, which differ in certain significant respects from IFRS.

PART II.

OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS

           None

ITEM 1 A - RISK FACTORS

           The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

           OUR NET SALES AND RESULTS OF OPERATIONS DEPEND IN SIGNIFICANT PART ON ANTICIPATED DEMAND FOR SEMICONDUCTORS WHICH IS HIGHLY CYCLICAL.

           Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and low net sales, and have regularly been associated with substantial reductions in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a fall or rise in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. This cyclicality has had, and is expected to continue to have, a direct effect on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could continue to adversely affect our net sales, results of operations and backlog.

           OUR QUARTERLY NET SALES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY

           Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our operating results to fluctuate in the past and which are likely to affect our operations in the future include the following:
           o  the volatility of the semiconductor industry;
           o the length of sales cycles and lead-times associated with our product offerings;
           o  the timing, size and nature of our transactions;
           o the market acceptance of new products or product enhancements by us or our competitors;
           o the timing of new personnel hires and the rate at which new personnel become productive;
           o  the changes in pricing policies by our competitors;
           o  the changes in our operating expenses;
           o  the success of our research and development projects;
           o  our ability to integrate acquisitions;

           o our ability to adjust production capacity on a timely basis to meet customer demand; and
           o  the fluctuation of foreign currency exchange rates.

           Because of these factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. In future periods, our results of operations could differ from estimates of public market analysts and investors. Such discrepancies could cause the market price of our securities to decline.

           OUR BACKLOG AT ANY PARTICULAR DATE MAY NOT BE INDICATIVE OF OUR FUTURE OPERATING RESULTS

           Our backlog amounted to EURO 68.7 million at June 30, 2006. The backlog at June 30, 2006 increased by 21.0% compared to backlog as of December 31, 2005. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

           Our current and future dependence on a small number of customers increases the revenue impact of each customer's delay or deferral activity. Our expense levels in future periods will be based, in large part, on our expectations regarding future revenue sources and, as a result, our operating results for any given period in which material orders fail to occur, are delayed or deferred could vary significantly.

           BECAUSE OF THE LENGTHY AND UNPREDICTABLE SALES CYCLE ASSOCIATED WITH OUR TRANSACTIONS, WE MAY NOT SUCCEED IN CLOSING TRANSACTIONS ON A TIMELY BASIS, IF AT ALL, WHICH COULD ADVERSELY AFFECT OUR NET SALES AND OPERATING RESULTS

           Transactions for our products often involve large expenditures, as the average selling price for a substantial portion of the equipment we offer exceeds EURO 300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

           o  customers' capital spending plans and budgetary constraints;
           o  the timing of customers' budget cycles; and
           o  customers' internal approval processes.

           These lengthy sales cycles may cause our net sales and results of operations to vary from period to period and it may be difficult to predict the timing and amount of any variations.

           We may not succeed in closing large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

           A LIMITED NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR A SIGNIFICANT PERCENTAGE OF OUR NET SALES, AND OUR FUTURE NET SALES COULD DECLINE IF WE CANNOT KEEP OR REPLACE THESE CUSTOMER RELATIONSHIPS

           Historically, a limited number of our customers has accounted for a significant percentage of our net sales. In 2005, our three largest customers accounted for approximately 27% of our net sales, with the largest customer accounting for approximately 10.6% of our net sales. In the first half of 2006 our three largest customers accounted for approximately 25% of our net sales, with the largest customer accounting for approximately 12% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary from year to year, so that the achievement of our long-term goals will require the maintenance of relationships with our existing clients and obtaining additional customers on an ongoing basis. Our failure to enter into, and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

           WE MAY FAIL TO COMPETE EFFECTIVELY IN OUR MARKET

           We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, research and development, manufacturing and marketing resources than we do. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies.

           Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly other countries in Asia. As a result, competition in these markets has become increasingly intense. We believe that Japanese suppliers will be our most significant competitors for the foreseeable future due to their strength in the supply of equipment for high-volume, low cost production and their high levels of excess capacity relative to other suppliers.

           We believe that a decrease in the value of the Japanese yen or the U.S. dollar and U.S. dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

           We believe that our ability to compete successfully in our markets depends on a number of factors both within and outside our control, including:
           o  price, product quality and system performance;
           o  ease of use and reliability of our products;
           o manufacturing lead times, including the lead times of our subcontractors;
           o  cost of ownership;
           o  success in developing or otherwise introducing new products; and
           o  market and economic conditions.

           COMPLIANCE WITH INTERNAL CONTROLS, PROCEDURES AND EVALUATIONS AND ATTESTATION REQUIREMENTS MAY BE VERY COSTLY AND RESULT IN THE IDENTIFICATION OF SIGNIFICANT DEFICIENCIES OR MATERIAL WEAKNESSES

           Beginning with the fiscal year ended December 31, 2006, pursuant to
           Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, as a foreign private issuer, to perform an evaluation of our internal controls over financial reporting. We are establishing procedures in order to comply with Section 404 in the timeframe permitted under the regulations of the Securities and Exchange Commission, although as of the date of this filing we have not yet finalized these procedures. We expect that establishing procedures and ensuring compliance with these requirements will be expensive and time-consuming. If we fail to complete these procedures and the required evaluation in a timely manner, we could be subject to regulatory review and penalties which may result in a loss of public confidence in our internal controls. In addition, we may uncover significant deficiencies or material weaknesses in our internal controls. Measures taken by us to remedy these issues may require significant effort and expense, as well as the commitment of significant managerial resources. Each of these circumstances may have an adverse impact on our business, financial condition and results of operations or on our share price.

           WE MUST INTRODUCE NEW PRODUCTS IN A TIMELY FASHION AND WE ARE DEPENDENT UPON MARKET ACCEPTANCE OF THESE PRODUCTS

           Our industry is subject to rapid technological change and new product introductions and enhancements. The success of our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured for use in their facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors. As a result, the introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

           Although we expect to continue to introduce new products in each of our product lines and enhance our existing products, we cannot assure you that we will be successful in developing new or enhanced products in a timely manner or that any new or enhanced products that we introduce will achieve market acceptance, which could have an adverse impact on our business and results of operations.

           WE ARE LARGELY DEPENDENT UPON OUR INTERNATIONAL OPERATIONS

           We have manufacturing and/or sales and service facilities and personnel in, amongst others, the Netherlands, Austria, Germany, Hungary, Malaysia, Korea, Hong Kong, Singapore, Japan, China, Philippines and the United States, and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:
           o  general economic and political conditions in each country;
           o  the overlap of different tax structures;
           o  management of an organization spread over various countries;
           o currency fluctuations, which could result in increased operating expenses and reduced revenues;
           o greater difficulty in accounts receivable collection and longer collection periods;
           o unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations; and
           o import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

           In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

           WE ARE DEPENDENT ON NET SALES FROM CUSTOMERS IN VARIOUS PACIFIC RIM COUNTRIES WHO HAVE EXPERIENCED ECONOMIC DIFFICULTIES IN THE PAST

           A substantial portion of our net sales are derived from customers in various Pacific Rim countries. Many Pacific Rim countries experienced banking and currency difficulties that have led to economic recessions at times in the recent past. Specifically, fluctuations in the value of Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted periodically in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy were to weaken again, investments by Japanese customers may be negatively affected with potential negative implications for the economies of other Pacific Rim countries.

           OUR RESULTS OF OPERATIONS HAVE IN THE PAST AND COULD IN THE FUTURE BE AFFECTED BY CURRENCY EXCHANGE RATE FLUCTUATIONS

           For the year ended December 31, 2005, the percentage of our consolidated net sales denominated in euro was approximately 47% whereas the percentage of our consolidated net sales represented by U.S. dollars or U.S. dollar-linked currencies was approximately 53%. Approximately 75% of our costs and expenses were denominated in euro for such year. For the quarter ended June 30, 2006, the percentage of our consolidated net sales denominated in euro was approximately 54% whereas the percentage of our consolidated net sales represented by U.S. dollars or U.S. dollar-linked currencies was approximately 46%. As a result, our results of operations could be adversely affected by fluctuations in the value of the euro against the U.S. dollar. In recent periods, the value of the U.S. dollar has declined significantly in comparison with the euro. We seek to manage our exposure to such fluctuations in part by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and may use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

           IF WE FAIL TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS MAY BE HARMED

           Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for operations. We believe that our ability to increase our manufacturing capacity and that of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

           WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD MAKE US LESS COMPETITIVE AND CAUSE US TO LOSE MARKET SHARE

           Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. In addition, third parties may seek to challenge, invalidate or circumvent any patent issued to us, the rights granted under any patent issued to us may not provide competitive advantages and third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products. If any party is able to successfully claim that our creation or use of proprietary technology infringes upon their intellectual property rights, we may be forced to pay damages. In addition to any damages we may have to pay, a court could require us to stop the infringing activity or obtain a license which may not be available on terms which are favorable to us or may not be available at all.


           WE ARE SUBJECT TO ENVIRONMENTAL RULES AND REGULATIONS IN A VARIETY OF JURISDICTIONS

           We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

           WE MAY ACQUIRE OR MAKE INVESTMENTS IN COMPANIES OR TECHNOLOGIES, ANY OF WHICH COULD DISRUPT OUR ONGOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

           As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management resources and attention from day-to-day activities, increase our expenses and adversely affect our results of operations. In addition, these types of transactions often result in charges to earnings for items such as the amortization of intangible assets or in-process research and development expenses. Any future acquisitions or investments in companies or technologies could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities, the utilization of our cash and the incurrence of debt.

           WE ARE SUBJECT TO PROVISIONS OF DUTCH LAW, WHICH MAY RESTRICT THE ABILITY OF OUR SHAREHOLDERS TO PARTICIPATE IN SOME DECISIONS

           We are subject to provisions of Dutch law applicable to large companies that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of the Supervisory Board. Under this regime, the Supervisory Board has the power to appoint and dismiss the members of the Board of Management. The members of the Supervisory Board are appointed by the General Meeting of Shareholders, but the Supervisory Board may provide binding nominations for the majority of the members to be appointed. Consequently, this regime may have the effect of delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

           ANTI-TAKEOVER PROVISIONS COULD DELAY OR PREVENT A CHANGE OF CONTROL, INCLUDING A TAKEOVER ATTEMPT THAT MIGHT RESULT IN A PREMIUM OVER THE MARKET PRICE FOR OUR ORDINARY SHARES

           Our Articles of Association provide for the possible issuance of preference shares. Such shares may be issued pursuant to a resolution of the General Meeting of Shareholders. The General Meeting of Shareholders granted the Board of Management the right to issue preference shares. In April 2000, we established the foundation "Stichting Continuiteit BE Semiconductor Industries", which we refer to as the Foundation, whose board consists of five members, four of whom are independent of BE Semiconductor Industries N.V. We have granted the Foundation a call option pursuant to which the Foundation may purchase a number of preference shares up to a maximum of the total number of outstanding ordinary shares. As of June 30, 2006 this maximum number amounts to 80,000,000 preference shares. If the Foundation were to exercise the call option, it may result in delaying or preventing a takeover attempt, including a takeover attempt that might result in a premium over the market price for our ordinary shares.

           WE MAY IN THE FUTURE BE CONSIDERED A PASSIVE FOREIGN INVESTMENT
           COMPANY

           The U.S. Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies, or PFICs. A U.S. holder who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. holders. A company is treated as a PFIC if at least 75% of its gross income for a taxable year consists of "passive income", defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets that produce or are held for the production of passive income, including cash balances, is at least 50%. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

           If we were classified as a PFIC, unless a U.S. holder made a timely specific election, a special tax regime would apply to any "excess distribution", which would be the U.S. holder's share of distributions in any year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding years or the U.S. holder's holding period, if shorter, and any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. holder's holding period for the ordinary shares. A U.S. holder will generally be required to pay taxes on the amount allocated to a year at the highest marginal tax rate and pay interest on the prior year's taxes. A U.S. holder may be able to ameliorate the tax consequences somewhat by making a mark-to-market election, or QEF election, that is, an election to have us treated as a qualified electing fund for U.S. federal income tax purposes. You should consult your tax advisor regarding the tax consequences of our classification as a PFIC.

           PRICE VOLATILITY OF THE ORDINARY SHARES

           The current market price of our ordinary shares may not be indicative of prices that will prevail in the trading market in the future. In particular, since our initial public offering in December 1995, the market price of our ordinary shares has experienced significant appreciation and, more recently, significant depreciation, as have price levels for equity securities generally and price levels for equity securities of companies associated with the semiconductor industry and other high-technology fields. In addition, since our initial public offering, the market price of our ordinary shares has experienced significant fluctuations, including fluctuations that are unrelated to our performance. We expect that market price fluctuations will continue in the future.

ITEM 2 - SALES OF UNREGISTERED SECURITIES AND USE OF PROCEEDS

           None

ITEM 3 - DEFAULTS ON SENIOR SECURITIES

           None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

           None

ITEM 5 - OTHER INFORMATION

           None


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